UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259), except for the information under the heading “2014 Annual Report”.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Agenda for the Annual General Meeting on April 24, 2015

The Board of Directors of Credit Suisse Group AG today published the agenda for the Annual General Meeting on April 24, 2015.

▪
Proposal for a distribution to shareholders for the 2014 financial year of CHF 0.70 per registered share in the form of either a scrip dividend, a cash distribution or a combination thereof, at the discretion of the shareholders

▪
Proposal to increase the authorized capital to a maximum of CHF 6.4 million to maintain financial flexibility in the course of further developing business activities and for the purposes of servicing the 2015 scrip dividend

▪	Approval of the compensation of the Board of Directors and the Executive Board and consultative vote on the 2014 Compensation Report

▪	With regard to changes to the Board of Directors, as previously announced on February 12, 2015:

–	Seraina Maag has been nominated for election to the Board of Directors as a new member

–	Jean-Daniel Gerber and Anton van Rossum will be stepping down from the Board of Directors at the Annual General Meeting on April 24, 2015

–	All other members of the Board of Directors are standing for re-election

The 2014 Annual Report will be available online at 7:15 CET today.

Zurich, March 20, 2015 The Board of Directors of Credit Suisse Group AG today announced its proposals for the Annual General Meeting on April 24, 2015. Additionally, Credit Suisse Group AG and Credit Suisse AG published their 2014 Annual Report today. The 2014 Annual Report on Form 20-F includes Credit Suisse’s audited financial statements and Compensation Report. The Corporate Responsibility Report and the Company Profile have also been published.

Distribution against Reserves from Capital Contributions
As previously announced, the Board of Directors proposes a distribution against reserves from capital contributions of CHF 0.70 per registered share for the 2014 financial year in the form of either a scrip dividend, a cash distribution or a combination thereof. This allows Credit Suisse Group AG to pay a distribution to shareholders, while in case of an election for shares retaining regulatory capital in view of the increased regulatory capital requirements. Shareholders will be entitled to elect to either receive new shares (free of charge), subject to any legal restrictions applicable in their home jurisdiction, or to receive a cash distribution in the amount of CHF 0.70 per registered share. Should no election be made, the distribution will be paid out entirely in cash.

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March 20, 2015 Page 2/5

The delivery for both the new shares and the cash distribution is scheduled for May 21, 2015. The issue price of the new shares is based on the five-day average of volume-weighted average prices from May 11, 2015 to May 18, 2015 of the shares of Credit Suisse Group AG listed on the SIX Swiss Exchange AG, less a discount of 6%.

Further information on the scrip dividend can be found in the "Shareholder Information – Summary Document", which is available on the Credit Suisse website at:
www.credit-suisse.com/agm

Increase and Extension of Authorized Capital
In order to maintain financial flexibility in the course of further developing business activities and the business portfolio, and for the purposes of servicing the scrip dividend, the Board of Directors proposes an increase in the authorized capital from currently CHF 4,497,908.52 (equivalent to 112,447,713 registered shares) to a maximum of CHF 6,400,000 (equivalent to 160,000,000 registered shares). Additionally, the Board of Directors proposes that the authorization be extended by two years, and that Art. 27 of the Articles of Association be amended accordingly. 60,000,000 of these registered shares are exclusively reserved for servicing the 2015 scrip dividend.

Approval of the Compensation of the Board of Directors and the Executive Board
At the 2014 ordinary General Meeting of Shareholders, Credit Suisse Group AG amended the Articles of Association to take account of the requirements of the Ordinance against Excessive Compensation with Respect to Listed Stock Corporations and thus, for the purposes of good corporate governance, created at an early stage the basis for the approval of the compensation of the Board of Directors and the Executive Board. The General Meeting of Shareholders approves on an annual basis the compensation of the Board of Directors in advance for the period up until the next ordinary General Meeting of Shareholders. In the interests of well-functioning compensation governance, to ensure flexibility when aligning the approval periods with the compensation plans, the Board of Directors sets out in its proposal to the General Meeting of Shareholders whether approval by the General Meeting of Shareholders is prospective or retrospective with regard to the compensation of the Executive Board and for which periods. With regard to the 2015 General Meeting of Shareholders, the Board of Directors has decided to present the fixed compensation component for the Executive Board to the General Meeting of Shareholders for approval in advance, while the variable components are to be approved in retrospect.

The Board of Directors proposes approving a maximum amount of compensation of the Board of Directors of CHF 12 million for the period until the 2016 ordinary General Meeting of Shareholders. Additionally, the Board of Directors proposes approving the maximum amount of CHF 32.0 million, comprising the fixed compensation component for the Executive Board for the period until the 2016 ordinary General Meeting of Shareholders. The Board of Directors also proposes approving the amount of CHF 39.1 million, comprising the long-term and short-term variable compensation elements of the Executive Board for the 2014 financial year.

Consultative Vote on the 2014 Compensation Report
Consistent with the practice in prior years, the 2014 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to the General Meeting of Shareholders for a consultative vote.

Media Release
March 20, 2015 Page 3/5

Elections to the Board of Directors
At the General Meeting of Shareholders on April 24, 2015, the Board of Directors of Credit Suisse Group AG proposes the election of Seraina Maag to the Board of Directors for a term of office of one year, as previously announced.

As previously announced, Jean-Daniel Gerber and Anton van Rossum are stepping down from the Board of Directors at this year's General Meeting of Shareholders. Jean-Daniel Gerber has been a member of the Board of Directors since 2012. Anton van Rossum has been on the Board of Directors since 2005.

Chairman Urs Rohner and the other members of the Board of Directors stand for re-election for a term of office of one year.

Invitation to the Annual General Meeting and Publication of Agenda
The invitation and agenda for the General Meeting of Shareholders as well as a letter from the Chairman of the Board of Directors to shareholders are available on the Credit Suisse website at:
www.credit-suisse.com/agm

2014 Annual Report
Credit Suisse Group AG and Credit Suisse AG (together, Credit Suisse) today publish their 2014 Annual Report. The 2014 Annual Report on Form 20-F includes Credit Suisse’s audited financial statements and Compensation Report. Credit Suisse also publishes the 2014 Corporate Responsibility Report and Company Profile. All publications are available for download starting at 07:15 CET today and hard copies can be ordered free of charge at: www.credit-suisse.com/annualreporting

The 2014 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission during the course of today, March 20, 2015, and will be available for download at:
www.credit-suisse.com/sec

The 2014 Annual Report contains a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and a review of its operating and financial results.

The 2014 Corporate Responsibility Report illustrates how Credit Suisse assumes its various responsibilities as a financial services provider and as an employer, as well as towards society and the environment. The 2014 Company Profile includes a summary of Credit Suisse’s strategic direction, an overview of the bank’s organization and a brief description of its key businesses.

Information
Clarissa Haller, Corporate Communications Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Christian Stark, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

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March 20, 2015 Page 4/5

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and part of the Credit Suisse group of companies (referred to here as "Credit Suisse"). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions, and innovative products to companies, institutional clients, and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. Credit Suisse employs approximately 45,800 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland, and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

A “Shareholder Information − Summary Document” containing a more detailed description of the option to receive the distribution in new shares is available to shareholders of Credit Suisse Group. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such “Shareholder Information − Summary Document”. This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2014 distribution solely based on the terms and conditions of the 2014 distribution and the additional information contained in the relevant documents. This media release does not represent a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2014 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial advisor before making any decision.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	competition or changes in competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings, and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and

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–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in chapter I – Information on the company in our Annual Report 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Stephan Flückiger
Stephan Flückiger
Date: March 20, 2015		Director